Hoverink International Holdings, Inc.
10250 Constellation BVLD Suite 2300
Century City, CA 90067

October 21st 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Hoverink International Holdings, Inc. Registration Statement on Form S-1 File No. 333-206809)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 File No. 333-206809 filed by Hoverink International Holdings, Inc. on September 8, 2015:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Opinion of Counsel, please feel free to contact Ronald J. Logan of the Logan Law Firm PLC 2999 North 44th Street Suite 303 Phoenix, AZ 85018

Kind regards,

/s/ Debbie M. Carter

Debbie Carter

Chief Executive Officer

cc: Ronald J. Logan

Logan Law Firm PLC

2999 North 44th Street
Suite 303
Phoenix, AZ 85018